

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Rongguo Wei
Chief Financial Officer
Alset EHome International Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

      Re: Alset EHome International Inc.
          Form 10-K for the year ended December 21, 2021
          Filed March 31, 2022
          File No. 001-39732

Dear Mr. Wei:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction